ABLEAUCTIONS.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

ABLEAUCTIONS.COM, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)

	MARCH 31	DECEMBER 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$485,381	$1,594,657
Accounts receivable – trade, net of allowance	806,274	888,199
Employee receivable	327,504	298,464
Mortgages and loans receivable	1,423,341	1,009,846
Inventory	944,725	817,448
Prepaid expenses	18,805	37,055
	4,006,030	4,645,669

Other receivable	116,902	215,067
Deposits	379,010	388,212
Intangible Assets	338,686	355,759
Property and Equipment	3,076,675	3,183,055
Property Held for Development	4,100,664	4,124,221
Investment in Joint Venture	1,456,408	1,507,403

	$13,474,375	$14,419,386

LIABILITIES
Current
Accounts payable and accrued liabilities	$281,703	$398,629
Deferred revenue	1,758	8,450
	283,461	407,079

STOCKHOLDERS’ EQUITY
Capital Stock
Authorized:
100,000,000 common shares with a par value of $0.001
Issued and outstanding:
60,752,641 common shares at March 31, 2008
65,348,009 common shares at December 31, 2007	60,752	65,348
Additional paid-in capital	37,077,663	37,881,636

Deficit	(25,574,906)	(25,380,855)
Accumulated Other Comprehensive Income	1,705,076	2,115,740
Treasury Stock, at cost	(77,671)	(669,562)
	13,190,914	14,012,307
Contingent Liabilities	$13,474,375	$14,419,386

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2008	2007
Net Revenues
Sales and commissions	$797,888	$1,014,911
Cost Of Revenues	414,510	540,091
Gross Profit	383,378	474,820
Investment Income	35,002	113,343
	418,380	588,163
Expenses
Operating expenses	507,701	534,514
Depreciation and amortization	45,358	39,382
	553,059	573,896
(Loss) Income from Operations	(134,679)	14,267

Other Items
Share of net income of joint venture	712	5,731
Provision for legal claim	(65,035)	-
Foreign exchange gain	4,951	-
	(59,372)	5.731

(Loss) Income for the Period	(194,051)	$19,998

Basic (loss) Earnings per Share	$(0.003)	$0.000
Diluted (loss) Earnings per Share	$(0.003)	$0.000
Weighted Average Number of Shares Outstanding:
Basic	60,864,314	62,406,834
Diluted	60,864,314	62,406,834

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2008	2007
(Loss) Income for the Period	$(194,051)	$19,998

Other Comprehensive (Loss) Income, net of tax
Foreign currency translation adjustments	(410,664)	105,858

Consolidated Comprehensive (Loss) Income	$(604,715)	$125,856
Basic and Diluted Comprehensive (Loss) Income per Share	$(0.010)	$0.002

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2008	2007
Cash Flows From Operating Activities
(Loss) Income for the year from continuing operations	$(194,051)	$19,998
Non-cash items included in net income (loss):
Depreciation and amortization	45,358	39,382
Stock-based compensation	8,000	13,224
Joint Venture Share of Income	(712)	(5,731)
	(141,405)	66,873
Changes in operating working capital items:
(Increase) Decrease in accounts receivable	63,914	125,110
(Increase) Decrease in inventory	(147,142)	(111,883)
(Increase) Decrease in prepaid expenses	17,977	(172,749)
(Increase) Decrease in employee receivable	(30,389)	-
Increase (Decrease) accounts payable and accrued liabilities	(113,546)	(14,751)
Increase in deferred revenue	(6,630)	40,490
Net cash used in operating activities	(357,221)	(66,910)

Cash Flows From Investing Activities
Purchase of property and equipment, net	(19,058)	(35,071)
Purchase of property held for development	(122,071)	(106,811)
Loan advances	(450,775)	(1,268,838)
Loan repayment	-	484,624
Investment in joint venture	-	(11,658)
Other receivables	94,013	(935)
Deposits	(4,001)	-
Note receivable	-	1,931
Net cash from (used in) investing activities	(501,892)	(936,758)

Cash Flows From Financing Activities
Proceed from Bank Loan	-	1,706,217
Repayment of Bank Loan	-	(552,382)
Purchase of treasury stock	(224,678)
Net cash (used in) from financing activities	(224,678)	1,153,835

Effect Of Exchange Rates On Cash	(25,485)	105,858
Change in Cash and Cash Equivalents For The Period	(1,083,791)	150,167
Cash And Cash Equivalents, Beginning Of Period	1,594,657	1,004,558

Cash And Cash Equivalents, End Of Period	485,381	$1,260,583

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

1.

BUSINESS AND BASIS OF ORGANIZATION

Ableauctions.com, Inc. (the 'Company') was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.  On July 19, 1999, an Article of Amendment was filed with the State of Florida for the change of the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

The Company provides liquidation and merchandising services along with auction and point-of-sale technology to businesses to assist them with managing the sale of their products.  The Company also provides mortgages and loans to individuals and companies, and develops real estate property.  The Company classifies its business interests into three reportable segments: Auction, Liquidation & Technology Business: consisting principally of liquidation and merchandizing services; Mortgages and Loans: consisting of mortgages, loans and other investments and Real Property & Property Development: consisting principally of properties held for development.  Financial information for Ableauctions.com’s various reportable segments is presented in Note 11.

The Company's operating subsidiaries are:

Unlimited Closeouts, Inc., a U.S. based liquidation business.

Jarvis Industries Ltd., a Canadian based liquidation business

Icollector.Com Technologies Ltd., a Canadian based Internet auction facility.

Rapidfusion Technologies Inc., a Canadian based Internet auction business.

Gruv Development Corporation, a Canadian based real estate

Axion Investment Corp., a Canadian based investment business.

1963 Lougheed Holdings Ltd., a Canadian based real estate holding company

AAC Holdings Ltd., a Canadian-based holding company (incorporated on April 24, 2007)

The unaudited consolidated financial statements of the Company at March 31, 2008 include the accounts of the Company and its wholly-owned subsidiaries, and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim statements under the rules and regulations of the Securities and Exchange Commission (“SEC”).  Accounting policies used in fiscal 2008 are consistent with those used in fiscal 2007.  The results of operations for the three month period ended March 31, 2008 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2008.  These interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2007 and the notes thereto included in the Company’s Form 10KSB filed with the SEC on March 31, 2008.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

2.

MORTGAGES & LOANS RECEIVABLE

	March 31, 2008	December 31, 2007
i) Loan advanced originally in the amount of $115,000 CAD and increased by $10,000 CAD, bears interest at 10.9% per annum (receivable at $1,133 ($1,135 CAD) per month), with the principal due for repayment on January 31, 2009, and secured by a mortgage on the property of the borrower.	121,773	116,010

iii) Loan advanced in the amount of $230,000 CAD, bears interest at 10% per annum (receivable at $1,913 ($1,917 CAD) per month), with the principal due for repayment on April 4, 2007. The loan was subsequently renewed under the same terms and is due for repayment on December 1, 2008. The loan is secured by a mortgage on the property of the borrower and a General Security Agreement.	224,062	232,018

iii) Loan advanced to an employee in the amount of $55,000 CAD, bears interest at 10% per annum (receivable at $457 ($458 CAD) per month), with the principal due for repayment on February 9, 2008, and secured by a mortgage on the property of the borrower and a personal guarantee of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on February 9, 2009.	53,580	55,482

iv) Loan advanced in the amount of $237,000 CAD, bears interest at 10% per annum (receivable at $1,971 ($1,975 CAD) per month), with the principal due for repayment on May 27, 2007, and secured by a mortgage on the property of the borrower. The loan is extended month-to-month pending renewal.	230,882	239,080

v) Loan advanced in the amount of $179,060 CAD, bears interest at 10% per annum (receivable at $1,489 ($1,492 CAD) per month), with the principal due for repayment on May 1, 2008, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on May 1, 2009	174,437	180,632

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

2.

MORTGAGES & LOANS RECEIVABLE (Continued)

	March 31, 2008	December31, 2008
vi) Loan advanced in the amount of $140,000 CAD, bears interest at 15% per annum (receivable at $1,747 ($1,750 CAD) per month), with the principal due for repayment on March 31, 2008, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on March 31, 2009.	136,386	141,229

vii) Loan advanced on August 7, 2007 in the amount of $45,000 CAD, bears interest at 9.75% per annum (receivable at $ 332 ($333 CAD) per month), with the principal due for repayment on August 8, 2008, and secured by a mortgage on the property of the borrower and personal guarantees.	43,838	45,395
viii) Loan advanced in the amount of $450,000 CAD, bears interest at 9.5% per annum (receivable at $3,924 ($3,932 CAD) per month), with the principal due for repayment on January 27, 2009, and secured by a mortgage on the property of the borrower.	438,383	-

	$1,423,341	$1,009,846

3.

RELATED PARTY TRANSACTIONS

a)

During the three month period ended March 31, 2008, the Company incurred $39,000 (2007: $39,000) in management fees to a director of the Company.

b)

During the three month period ended March 31, 2007, the Company incurred rent expense of $ 7,200 to a private company owned by the wife of the Company’s president.

c)

At March 31, 2008, a balance of $327,504 (December 31, 2007: $298,464) is owing from employees to the Company as a result of overpayments in commissions, which will be offset by commissions to be paid in the following quarters.

d)

At March 31, 2008, included in Other receivable is a balance of $116,902 ($120,000 CAD), (December 31, 2007: $121,053 ($120,000 CAD) owing from Charan Singh, a director of Township Holdings Ltd., an entity of which the Company’s wholly-owned subsidiary, Axion Investment Corp. is a shareholder, and the project coordinator for the Gruv Development (see Note 6).  The loan balance is due on May 1, 2008 and is unsecured and interest free based on the terms of his consulting agreement.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

3.

RELATED PARTY TRANSACTIONS (Continued)

e)

During the periods ended March 31, 2008 and 2007, the Company marketed condominium units being developed in Surrey, using the brand name “Overture Living™”.  The mark, “Overture Living™” belongs to Abdul Ladha, the Company’s President.  Mr. Ladha did not receive compensation for the use of this mark.

4.

PROPERTY HELD FOR DEVELOPMENT

On August 3, 2005, the Company entered into a Contract of Purchase and Sale (the “Agreement”) for property located at 9655 King George Highway, Surrey, British Columbia V3T 2V3 (the “Property”).  The Agreement was subject to the Company’s satisfactory investigation of the development potential of the Property.  This investigation was completed on August 9, 2005, at which time the Company released to the seller, Imara Venture Ltd. (the “Seller”), a down payment of $41,195 to be credited against a total purchase price of $1,270,000.  The remaining balance was paid in cash on August 15, 2005.  The purchase price was negotiated between the Company and the Seller, who are not related to each other.

The Company, through Axion, is developing the Property, which consists of approximately 1.46 acres that is zoned for mixed commercial and residential use.  The Company intends to develop the Property by improving it with a retail facility of approximately 4,326 square feet and with a residential complex of approximately 91,132 square feet, which will consist of 111 condominiums (the “Development”).  The Company’s wholly-owned subsidiary, Gruv Development Corporation, is developing this project.

On March 16, 2007, the Company filed a disclosure statement with the Superintendent of Real Estate under the Real Estate Development Marketing Act of British Columbia to pre-sell the units.  The Company engaged the services of Platinum Project Marketing Group and Macdonald Realty Ltd. (the “Agent”) to market the strata lots and, by May 9, 2007, the Company had entered into agreements to pre-sell 100% of the condominiums prior to construction and collected approximately $2.18 million ($2.34 million CAD) in deposits that are being held in trust with Macdonald Realty Ltd.  If the Company is successful in selling all of the condominiums, it expects to receive sale proceeds of approximately $25.6 million ($25.4 million CAD). The Agent has been paid $341,446 ($366,749 CAD) for services provided to date. The Company is committed to additional commissions and bonuses to be paid in the amount of $695,806 ($689,750 CAD) upon the successful completion of the sales and transfer of Strata lots.

The Company has obtained a building permit from the City of Surrey and has advanced performance bonds for service and work totaling $358,283 ($384,833 CAD) to the City of Surrey, as commitment for the development.  On satisfactory completion of the intended service and work, the City of Surrey will refund the deposits to the Company.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

4.

PROPERTY HELD FOR DEVELOPMENT (Continued)

On March 12, 2008, the Company obtained an updated conditional credit facility from the Royal Bank of Canada for the development in Surrey in the amount of $16.56 million ($16.42 million CAD).

Under the terms of the new credit facility, the borrower, Axion Investment Corporation is required to spend approximately $4.88 million ($4.84 million CAD) on the project.  As of March 31, 2008, Axion had spent approximately $4.1 million ($4.2 million CAD) including the cost of the land.  The credit facility is secured by guarantees from Axion Investment Corporation and Ableauctions.com Inc., by a general security agreement covering the assets of Axion Investment Corporation and by the Property.  The advances will accrue interest at the rate of Royal Bank prime plus .75% per annum. A fee of $45,225 ($48,000 CAD) was advanced to the Royal Bank of Canada for the arrangement of this credit facility.

The credit facility is also conditional upon a number of requirements, including appraisal of the project, an environmental report, a soils report, confirmation of permits and approvals, engagement of a project monitor, schedule of pre-sales contracts, insurance, fixed price contracts for at least 80% of the project hard construction costs, and other requirements that the bank may reasonably require.

As of March 31, 2008 no draws had been made against the credit facility.

During the period ended March 31, 2008, the Company entered into a Construction Management contract with Cantera Management Group Ltd. (“Cantera”) to manage the development of the project so that the residential and commercial strata units are fit for occupancy on a timely basis and within budget.

In consideration for their services, the Company has agreed to pay Cantera a fixed fee of $557,855 ($553,000 CAD) over the term of the contract calculated on a percentage of completion basis.

Based on Cantera’s construction cost estimate, the Company expects the total cost to develop the property will be approximately $21.4 million ($21.2 million CAD), which includes land, soft costs, construction and financing.

If the development is suspended for any reason, including but not limited to the Company’s inability to obtain any additional financing that may be required or additional permits, the Company will not be able to recover all of its expenses.  There can be no assurance that the development will be successful or that developing the property in this manner will increase, or even maintain, its value.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

5.

INTANGIBLE ASSETS

Intangible assets are comprised of the following:

		Mar 2008
		ACCUMULATED
	COST	AMORTIZATION	NET

Affiliate related relationship	100,000	28,333	71,667
Intellectual property	338,034	71,015	267,019

	$438,034	$99,348	$338,686

		Dec 2007
		ACCUMULATED
	COST	AMORTIZATION	NET

Affiliate related relationship	100,000	25,833	74,167
Intellectual property	338,034	56,442	281,592

	$438,034	$82,275	$355,759

On June 1, 2005, the Company made a cash payment in the amount of $100,000 to an unrelated third party as consideration for exclusive rights relating to that party’s auction services.  The cost is amortized on a straight-line basis over ten years.

During the 2007 and 2006 years, the Company incurred development costs to enhance the current on-line auction technology.  These costs include fees paid to programmers to develop the systems, software and processes related to the enhancement.  The Company has completed the final stage in July 2007, and has started to amortize the costs over the estimated useful life of the technology of three years beginning in July 2007.

6.

INVESTMENT IN JOINT VENTURE

a)

On July 14, 2006 Axion Investment Corp. (“Axion”), a wholly-owned subsidiary of the Company, entered into a Joint Venture Agreement (the “Agreement”) with two unrelated parties, Canitalia Industries (“Canitalia”) and 449991 B.C. Ltd. (“449991”), to form a joint venture for the purpose of purchasing two vacant lots located in Langley, B.C. for development (the “Project”).  On July 28, 2006, Axion entered into a supplemental agreement with these two parties in respect to an arrangement for a bank loan to fund the purchase price and related expenses of acquiring the properties in the Project.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

6.

INVESTMENT IN JOINT VENTURE (Continued)

b)

Pursuant to the Agreement, a new company, Township Holdings Ltd. (“THL”), has been formed and is equally and jointly owned by the three venturers.  All expenses incurred and all profits earned by THL in conjunction with the Project are to be allocated in equal shares among Axion and the two unrelated parties.  The initial deposit was provided by Axion and 449991 BC Ltd.  The total purchase price of the property to be developed was $2.66 million ($2.99 million CAD).  During the 2006 year, Axion paid its share of the investment in the amount of $1,290,072.

Pursuant to the agreement of July 28, 2006, Axion was to advance a loan to one of the unrelated parties to pay for its portion of the purchase price.  During the 2006 year, Axion advanced a loan in the amount of $516,028 to two shareholders of this party for a one year term, bearing interest rate at 10% per annum.  The loan was repaid during the 2006 year.

c)

On March 13, 2007, Axion authorized Envision Credit Union (“ECU”) to make a demand loan to THL in the amount of $1.30 million ($1.4 million CAD) for the benefit of the other two shareholders, Canitalia and 449991 (the “Loan”).  The parties have acknowledged that the Loan is for the sole benefit of 449991 and Canitalia and have agreed that none of THL, Axion or the president of the Company will have responsibility for payments of the Loan and that THL, Axion and the president will be fully indemnified for any expenses or payments they become liable for thereunder.  In exchange for the Loan, ECU received a promissory note from THL requiring the payment of interest only at the rate of prime plus 1% per annum until ECU demands payment of the principal, a mortgage against the Property and a security interest in the personal property of THL.  ECU also required Axion and the president of the Company to enter into a Debt Service Agreement.

Pursuant to the Debt Service Agreement, the president and Axion agree that they will be responsible for the monthly interest payments required by the promissory note in the event that 449991 and Canitalia fail to make the payments as required.

If 449991 and Canitalia default on the loan obligation to ECU, Axion will be entitled, but not obligated, to purchase the shares of stock in THL that are owned by the responsible parties at a price discount to market.  If Axion exercises its right to purchase the stock owned by the responsible parties, then it will have no further recourse against 449991 and Canitalia for payment of the Loan.  If Axion does not exercise its right to purchase the stock owned by the responsible parties, then the responsible parties agree that they shall indemnify and hold the president, Axion and THL harmless from and against any amounts that they or any of them may pay in order to bring the Loan into good standing or to prevent ECU from foreclosing on its security, including, without limiting the generality of the foregoing, any payments of principal, interest, and legal fees made by Axion, the president or THL.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

6.

INVESTMENT IN JOINT VENTURE (Continued)

d)

The Company estimated a value of $40,535 for the above guarantee, and has provided a provision of $40,535 for the guarantee liability, which is included in accounts payable and accrued liabilities at March 31, 2008.

e)

The Company considered the limited exception contained in FIN 46R exempting from consideration as a Variable Interest Entity a joint venture that is a business, under certain conditions.  In the Company’s view, this joint venture meets these conditions.

f)

Summarized financial statements for Joint venture Investment:

	March 31, 2008	Dec 31, 2007
Balance Sheet
Assets	$3,409,689	$3,256,580
Liabilities	-	-
Equity	3,409,689	3,256,580

	3 months ended March 31, 2008	3 months ended March 31, 2007
Statement of Operations
Revenue	$2,191	$17,251
Expenses	55	57
Net Income	2,136	17,194

7.

CONTINGENT LIABILITIES

a)

The Company is ordinarily involved in claims and lawsuits which arise in the normal course of business.  Except as disclosed below, in managements opinion none of these claims will have a significant effect on the Company’s financial condition.

b)

The Company is a defendant in several legal actions commenced by certain trade creditors of one of its wholly-owned US subsidiaries.  The ultimate liability, if any, arising from this action is not expected to exceed $20,000 and will be recorded at the time of that determination, if necessary.

On April 2, 2008, a former employee and agent, Mr. Steve Gold and Gold Network, Inc. (collectively, the “Plaintiffs”), filed a legal action against the Company for breach of contract relating to commissions they alleged were not paid to them.  The action was filed in the Superior Court of Ventura County, California.  On May 2, 2008 the Company reached an agreement with the Plaintiffs regarding the dispute and paid the sum of $65,000 to the Plaintiffs in exchange for a release of their claims.   The Company has recorded the full amount as “provision for legal claim” in the Statement of Operations during the period ended March 31, 2008, with the offsetting liability included in accounts payable and accrued liabilities at March 31, 2008.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

8.

CAPITAL STOCK

Stock-based Compensation

During the 3 month period ended March 31, 2008, the Company recognized an expense of $8,000 in respect to stock options granted in the 2006 year, which are vested as of March 31, 2008.

Treasury Stock

For the 3 month period ended March 31, 2008, the Company repurchased 1,530,966 shares for a total cost of $224,678.   The Company intends to continue buying back its common stock from time to time, at the discretion of the board of directors, with its available cash resources.

Warrants

On January 4, 2008, 795,384 of the warrants that were exercisable at $0.80 per share expired.

9.

SUBSEQUENT EVENTS

a)

Subsequent to March 31, 2008, the Company repurchased an additional 365,530 shares of its common stock for a cost of $49,121.

b)

Subsequent to March 31, 2008, the Company has been notified by eBay that eBay intends to wind down the operations of its eBay Live Auctions platform effective December 31, 2008.  This event may cause the Company to suspend the live auction segment of its business.  The Company’s subsidiary, iCollector.com, currently derives approximately $700,000 in annual revenue (or 14% of the Company’s total revenues) from auctions broadcast on the eBay Live Auctions platform.

10.

SEGMENTED INFORMATION

The Company has three reportable segments:

- Auction, Liquidation and Technology Business segment

- Real Property and Property Development segment

- Investment segment

Through the Auction, Liquidation and Technology Business segment, the Company provides auction broadcast technology, liquidation and merchandizing services, and technology to businesses to assist them with managing the sale of their products.

This segment information consists of the iCollector, Jarvis, Unlimited Closeouts and Rapidfusion operations.

Through the Real Property and Property Development segment, the Company manages its real property and property development.  This segment information consists of 1963 Lougheed Holding Ltd., holding company owning the real property located at 1963 Lougheed Highway, Coquitlam, B.C., Gruv Holding Corporation, which owns the Company’s real estate project located at 9655 King George Highway, Surrey, Gruv Development Corporation, 0716590 B.C. Ltd. and the Company’s interest in the Township Holdings’ joint venture.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

10.

SEGMENTED INFORMATION (Continued)

Through the Mortgages and Loans segment, the Company manages its marketable securities, mortgages and loans to third parties.  This segment consists of investments by Axion Investment Corporation, Ableauctions.com Inc and AAC Holdings Ltd.

Through the Investment segment, the Company manages its marketable securities and loans to third parties.  This segment consists of investments by Axion Investment Corporation, Ableauctions.com Inc and AAC Holdings Ltd.

The Other segment encompasses all other activities of the Company including management, investor relations and other office expenses incurred by Ableauctions.com Inc., which are also included in determining this segment’s profits.

The Company's reportable segments are strategic business units that offer different products and services and are managed separately.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

Following is the segmented information for the period ended March 31, 2008:

	Real Property & Property Development	Mortgages & Loans	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	605,026	-	605,026
Canada	39,574	-	143,189	-	182,763
Other	-	-	10,099	-	10,099
Total Revenue From External Customer	39,574	-	758,314	-	797,888
Investment income	-	35,002	-	-	35,002
Interest expense	-	-	-	-	-
Depreciation and amortization	10,269	-	35,089	-	45,358
Segment profit	33,828	36,368	(127,622)	(136,625)	(194,051)
Segment assets	8,681,360	1,809,157	2,900,451	83,407	13,474,375
Expenditures on long-lived assets	122,071	-	19,058	-	141,129
Investment in joint venture	1,456,408	-	-	-	1,456,408

Following is the segmented information for the period ended March 31, 2007

	Real Property & Property Development	Mortgages & Loans	Auction, Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	962,195	-	962,195
Canada	30,664	-	11,026	-	41,690
Other	-	-	11,026	-	11,026
Total Revenue From External Customer	30,664	-	984,247	-	1,014,911
Investment income	-	113,343	-	-	113,343
Interest expense	15,051	-	-	-	15,051
Depreciation and amortization	9,113	-	30,269	-	39,382
Segment profit	(29,149)	152,237	12,727	(115,817)	19,998
Segment assets	3,951,584	7,308,223	3,514,779	68,780	14,843,368
Expenditures on long-lived assets	139,100	-	2,782	-	141,882
Investment in joint venture	1,254,658	-	-	-	1,254,658

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

11.

OPERATING EXPENSES

	THREE MONTHS ENDED MARCH 31
	2008	2007

Operating Expenses
Accounting and legal	$1,866	$4,805
Advertising and promotion	6,586	13,444
Automobile	3,028	596
Bad Debt	-	1,920
Commission	40,413	101,921
Interest	-	15,051
Insurance	7,412	11,631
Investor relations and shareholder information	23,670	17,531
Management fees	39,000	39,000
Office and administration	10,428	25,664
Rent and utilities	15,801	17,892
Repairs and maintenance	3,640	13,133
Salaries and benefits	317,321	231,213
Telephone	7,779	10,438
Travel	14,610	5,673
Website maintenance	16,147	24,602

Total Operating Expenses	$507,701	$534,514